EXHIBIT 99.1

NOTICE OF ANNUAL GENERAL MEETING

The Annual General Meeting (the “Meeting”) of shareholders of Pretium Resources Inc. (the “Company”) will be held at the Company’s offices at Suite 2300, 1055 Dunsmuir Street, Four Bentall Centre, Vancouver, British Columbia, V7X 1L4, on Thursday, April 30, 2020, at 2:00 p.m. (Vancouver time) for the following purposes:

1.	To receive the audited financial statements of the Company for the years ended December 31, 2019 and 2018 and the auditor’s report thereon;

2.	To set the number of directors at seven (7) for the ensuing year;

3.	To elect directors for the ensuing year;

4.	To appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing year and to authorize the directors to fix the auditor’s remuneration;

5.	To authorize and approve a non-binding advisory resolution accepting the Company’s approach to executive compensation; and

6.	To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular (the “Information Circular”) accompanying and forming part of this Notice.

The Board of Directors of the Company (the “Board”) have fixed the record date for the Meeting as the close of business on March 20, 2020.

Registered shareholders of the Company who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of Proxy and return it by mail, hand delivery or fax to our transfer agent, Computershare Investor Services Inc., as follows:

1.	By mail or by hand: Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1; or

2.	By facsimile to 416-263-9524 or 1-866-249-7775.

Alternatively, you may vote through the internet at www.investorvote.com or by telephone at 1-866-732-8683 (toll free). You will require your 15-digit control number found on your Proxy form to vote through the internet or by telephone. In order to be valid and acted upon at the Meeting, the forms of Proxy as well as votes by internet and telephone must be received in each case not less than 48 hours (excluding weekends and holidays) before the time set for the holding of the Meeting or any adjournment or postponement thereof.

Beneficial or non-registered shareholders should follow the instructions on the Voting Instruction Form provided by the intermediaries with respect to the procedures to be followed for voting at the Meeting.

DATED at Vancouver, British Columbia, this 26th day of March 2020.

BY ORDER OF THE BOARD
Richard T. O’Brien
Chair of the Board